UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20509

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)



                         Managed Care Solutions, Inc.
                               (Name of Issuer)


                   Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                561 906 108
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  561 906 108

1)   Name of Reporting Person           Stephens Inc.
     SS or IRS Identification No.       No. 71-0641478
     of Above Person


2)   Check the Appropriate              (a)  [ ]
     Box if a Member of a Group         (b)  [x]


3)   SEC Use Only


4)   Citizenship or Place of
     Organization                       Arkansas


Number of Shares Beneficially      5) Sole Voting Power - 54,817  (1)
Owned by Each Reporting            6) Shared Voting Power - None
with:                              7) Sole Dispositive Power - None
                                   8) Shared Dispositive Power - 108,722 (1)


9)   Aggregate Amount Beneficially      108,722  (1)
     Owned by Each Reporting Person

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10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares    [x] (2)


11)  Percent of Class Represented by
     Amount in Row (9)                  2.5%


12)  Type of Reporting Person           BD, CO, IA


---------------------------------

(1) Stephens Inc. disclaims beneficial ownership with respect to all these shares for all purposes other than for reporting purposes on this
     Schedule 13G. The shares reported by Stephens Inc. hereunder are shares over which Stephens Inc.'s investment advisor division, Stephens Capital Management ("SCM"), has or shares voting or dispositive power with respect to discretionary accounts of customers of SCM.

(2) Stephens Inc. expressly disclaims beneficial ownership in 11,327 shares owned by employees of Stephens Inc.



                       AMENDMENT NO. 4 TO SCHEDULE 13G

ITEM 1(A)      NAME OF ISSUER:

          Managed Care Solutions, Inc.

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2510 West Dunlap Avenue, Suite 300
          Phoenix, Arizona  85021

ITEM 2(A)      NAME OF PERSON FILING:
ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
ITEM 2(C)      CITIZENSHIP OR PLACE OF ORGANIZATION:

          Stephens Inc.
          111 Center Street
          Little Rock, Arkansas  72201
          (Arkansas corporation)

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2(E)      CUSIP NUMBER:

          561 906 108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) [x]        Broker or Dealer registered under Section 15 of the
                         Act

          (b) [ ]        Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Section 240.13b-1(b)(1)(ii)(G)

          (h) [ ]        Group, in accordance with Section 240.13d-
                         1(b)(1)(ii)(H)

ITEM 4    OWNERSHIP.

     (a)  Amount Beneficially Owned:  108,722

     (b)  Percent of Class:  2.5%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:  54,817

          (ii) shared power to vote or to direct the vote:  -0-

          (iii)     sole power to dispose or to direct the disposition of:  -
                    0-

          (iv) shared power to dispose or to direct the disposition of:
               108,722

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 11, 1996




                                        /s/ Michael B. Johnson

                                        Michael B. Johnson
                                        Associate General Counsel
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